June 28, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:              H. Roger Schwall

Kevin Dougherty

Michael Fay

Karl Hiller

Re:          Jones Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 17, 2013

File No. 333-1888896

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 26, 2013, with respect to the above-captioned filing.

The Company is concurrently filing Amendment No. 3 to Form S-1 (the “Registration Statement”) via EDGAR.  For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form S-1/A filed June 17, 2013

Selected historical and unaudited pro forma consolidated financial data, page 64

Non-GAAP financial measure, page 66

1.             We have read your response to prior comment 2 clarifying that you believe net realized gain/loss for your derivative contracts “...equals the cash paid or received during the reporting period from the settlement of contracts plus the net change in working capital associated with the accrual of contracts that settle in one period but for which cash changes hands in subsequent periods” and that unrealized gain or loss equal the difference between total gain/loss and the realized gain/loss.  We do not believe you have described an appropriate manner of computing gains and losses that are realized or unrealized for derivative contracts that are accounted for at fair value, for which you have not applied hedge accounting.

Please revise your presentation on page 76, and any similar disclosures where you disaggregate total gain or loss on commodity derivatives reported under GAAP into amounts characterized as “current period settlements on matured derivative contracts” and “unrealized gain (loss) on derivatives.” As previously advised, gain or loss, whether realized or unrealized, should reflect only the change in fair value of the derivative instruments, either settled or which continue to be held, to comply with FASB ASC 815-10-35-2.

Response:  In light of the Staff’s comment, the Company has revised the financial data disclosure on pages 17, 65 and 76 to reflect the Company’s net gains and losses on commodity derivatives into a single line item. In addition, the Management’s discussion and analysis of financial condition and results of operation on pages 78, 80 and 81 has been revised to address aggregated amounts only.

2.             We note that you have revised your description of Adjusted EBITDAX on page 66 to indicate that this non-GAAP measure reflects earnings before current period settlements of matured derivative contracts, and modified your reconciliation on page 67 to deduct total gains and losses on commodity derivatives, although you have labeled these as unrealized amounts.  Please correct the description of your computation and the line captions in your non-GAAP reconciliation.

Response:  The Company acknowledges the Staff’s comment and has corrected the disclosure on pages 18 and 66 of the Registration Statement to indicate that Adjusted EBITDAX reflects earnings before net gains and losses on derivative contracts, less the current period settlements.  Additionally, the Company has corrected the disclosure on pages 19 and 67 of the Registration Statement to change “unrealized loss (gain) on derivative contracts” to “net loss (gain) on derivative contracts.”

3.             We understand from our telephone conference on June 13, 2013 that you have not paid to acquire derivative instruments in any period and that the adjustments you now present in your reconciliation as “current period settlements of matured derivative contracts” therefore reflect only the cumulative gain or loss reported since you acquired the derivative contracts, and that no portion of these amounts represent a recovery of cost. Please include a footnote to your non-GAAP reconciliations to clarify these points, also to explain your rationale for including these cumulative adjustments for settled contracts.  Please ensure that your disclosure clarifies that your adjustments for current period settlements of matured derivative contracts are limited to cumulative gains and losses that have been reported in prior periods in accordance with GAAP, reflect settlement activity for all commodity derivatives that were settled during the respective periods, whether received or paid, and will not include any portion representing recovery of cost.  Please advise if you believe we have misunderstood your computation or if your intentions are not consistent with this explanation.

Response:  The Company agrees with the explanation provided by the Staff and has revised the disclosure on pages 19 and 67 to include a footnote that further clarifies the accounting treatment and explains its rationale for including this adjustment, including that the Company’s calculation of Adjusted EBITDAX is consistent with the requirements for the Company’s debt covenant calculations and that settlements of matured derivative contracts reflect actual transactional activity during the period.

Management’s discussion and analysis of financial condition and results of operations, page 70

Factors that significantly affect our results of operations, page 70

4.             We note your response to prior comment 3, explaining that after conducting an in-depth review, you continue to believe that 32 of the Southridge drilling locations would provide “moderately attractive returns at current commodity prices” and that the company “...is in the process of negotiating a potential extension of the Southridge joint development agreement.”  Please expand your disclosures on pages 27 and 72 to describe your efforts to obtain an extension of this agreement and the timeframe in which you believe development could begin.

Response:  In light of the Staff’s comment, the Company has expanded the disclosure on pages 27 and 72.

Financial Statements

Consolidated Statements of Cash Flows, page F-16

5.             We understand from your response to prior comment 2 that you believe cash activity associated with commodity derivative instruments are appropriately characterized as investing activities, consistent with their nature. Given your disclosures pertaining to the use of derivatives, hedging strategy, and market risk on pages 31, 32, 73, 74 and 89, please explain with greater detail the particular characteristics of these arrangements that you believe represent investing activities as defined in

FASB ASC 230-10-20, also considering the guidance in FASB ASC 230-10-45-11, 12 and 13.

Response:  The Company acknowledges the Staff’s comment and has reviewed the guidance referenced therein. The Company advises the Staff that it relied on the following portion of ASC 230-10-45-27, Cash Receipts and Payments Related to Hedging Activities, for the classification of cash flows from commodity derivative contracts as cash flows from investment activities:

For example,… the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.  However, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge may be classified in the same category as the cash flows from the items being hedged.

Further, paragraph 30 of Appendix B: Background Information and Basis for Conclusions to FAS 104 states, “The Board believed that the purchase or sale of a hedging instrument, such as a futures contract or a forward contract, is an investing activity.”  The Company believes the guidance referenced above relating to a futures contract is most analogous to the swap contracts to which the Company is typically a party because the characteristics of such swap agreements are similar to those of futures contracts, for which classification as an investing activity is prescribed in such guidance. This guidance further indicates that cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges may be classified in the same category as the cash flows from the items being hedged.  The Company’s commodity derivatives are not designated as accounting hedges.  As a result, the Company believes the proper accounting treatment is to report these cash flows as investing activities.

In addition, as discussed on the telephone conference with the Staff on June 27, 2013, the Company’s characterization of cash activity associated with commodity derivative instruments as investing activities is consistent with other reporting companies in the energy sector, such as Oasis Petroleum Inc., Calpine Corporation and Plains Exploration & Production Company.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

	By:	/s/ Jonny Jones
Jonny Jones, Chairman of the Board and Chief Executive Officer

Enclosures

cc:	Michael L. Bengtson, Baker Botts L.L.P.
Paul F. Perea, Baker Botts L.L.P.
James M. Prince, Vinson & Elkins, L.L.P.
Douglas E. McWilliams, Vinson & Elkins, L.L.P.